RIVULET ENTERTAINMENT, INC.

7659 E. WOOD DRIVE

SCOTTSDALE, AZ 85260

March 26, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn: John Cannarella

 Karl Hiller

 Re: Rivulet Entertainment, Inc.

  Form 10-KT for the Transition Period ended June 30, 2024

   Filed November 12, 2024

File No. 000-52390

Dear Mr. Cannarella and Mr. Hiller:

This letter constitutes the response (“Response”) of Rivulet Entertainment, Inc. (the “Company”) to your comment letter dated March 5, 2025 (the “Letter”) to Walter Geldenhuys, the

Chief Financial Officer of the Company, relating to the Company’s Transition Report on Form 10KT for the transition period ended June 30, 2024 (the “transition period”). For ease of reference, the Company has copied each comment verbatim from your Letter and has placed our response immediately below each comment.

Form 10-KT for the Transition Period ended June 30, 2024 Financial Statements Note 7 - Asset Purchase Agreement, page 19

1.  We note your response to prior comment one explaining that shares transferred to Rivulet Media, Inc. were recognized as a prepayment for the pending transaction, although without addressing the inconsistency between the $29,894,641 value ascribed to the prepayment shares and the value that would reflect the combined equity or deficit of the entities acquired, as would result in accounting for a reverse recapitalization using the recorded amount with no step-up in basis.

Based on your disclosure on page 1, explaining that post merger, you engage in the production, distribution and marketing of commercial feature-length films, television series and mini-series, and television movies, from initial development through principal photography, postproduction, distribution and ancillary sales, it appears you may have acquired a business rather than assets. However, your valuation and presentation of the consideration shares as an asset is also not consistent with the accounting that would apply for a reverse acquisition under FASB ASC 805-40.

We would generally expect that any asset recognized under these circumstances would be offset in equity, following the guidance in FASB ASC 505-10-45-2 and SAB Topic 4.E, regarding receivables that arise upon issuing capital stock. Please explain to us how you propose to address this anomaly in depicting the transaction in the pro forma information that you include with the Form 8-K, and in accounting for the transaction in your interim report for the quarter ended September 30, 2024. On a related point, if you believe that an amendment to correct the presentation is unnecessary or should not be required based on your assessment of materiality please explain to us how you considered materiality and the timeframe necessary to resolve the current and periodic reporting deficiencies in formulating your view.

Response: In response to the staff’s comment, the Company would like to reiterate that both the cash and equity transferred to the merger counterparty (as of June 30, 2024) was intended to be a prepayment for the pending transaction that was later consummated during July of 2024. As such, the Company does not believe that the fair value of the transferred cash and shares, as of June 30, 2024, would be based on the “combined equity or deficit of the entities acquired”. Further, the Company also does not believe that ASC 805 addresses how to recognize and measure a prepayment made for a pending merger or reverse merger. Rather, the Company believes that the recognition and measurement of the transferred cash and equity shares (that were made as a prepayment), as of June 30, 2024, should be determined in accordance with ASC 820, Fair Value (“ASC 820”) and CON 8-Chapter 4, Elements of Financial Statements (“CON 8”). To illustrate, if the entire $29 million prepayment had been comprised of cash, the Company does not believe it would have looked to the guidance in ASC 805-40 to determine how to recognize and measure that amount. Rather, it would have simply recognized an asset (in accordance with the definition of that term provided in CON 8) for the amount of cash transferred (i.e. its fair value). To account for the prepayment based on the “combined equity or deficit of the entities acquired” would have required the Company to either recognize either a loss on the prepayment or a reduction to equity, neither of which would have been appropriate. To that extent, the Company believes, pursuant to the analysis below, that it should take the same approach for the transferred equity shares.

As it pertains to the staff’s second (sub) comment regarding the presentation of the transferred shares, the Company agrees that the presentation should be made in accordance with ASC 505-10-45-2 and SAB Topic 4.E. However, both the authoritative guidance (in ASC 505) and interpretive staff guidance (in SAB Topic 4.E) referenced in the staff’s comment clearly indicates that the time between when the shares are issued and the consideration is eventually received is an integral factor in determining how to present or classify the issued shares. Specifically, in discussing “Receivables for Issuance for Equity”, ASC 505-10-45-2 states that (emphasis added):

An entity may receive a note, rather than cash, as a contribution to its equity. The transaction may be a sale of capital stock or a contribution to paid-in capital. Reporting the note as an asset is generally not appropriate, except in very limited circumstances in which there is substantial evidence of ability and intent to pay within a reasonably short period of time, for example, as discussed for public entities in paragraph 210-10-S99-1 (paragraphs 27 through 29), which requires a deduction of the receivable from equity. However, such notes may be recorded as an asset if collected in cash before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25).

Further, in discussing “Receivable from Sale of Stock”, SAB Topic 4.E states that:

The staff will not suggest that a receivable from an officer or director be deducted from stockholders’ equity if the receivable was paid in cash prior to the publication of the financial statements and the payment date is stated in a note to the financial statements.

As such, based on the above guidance, and the fact that the merger closed at the beginning of July (prior to when the financial statements would have been issued), the Company believes that the presentation of the transferred cash and equity prepayment as an asset was appropriate.

Finally, as it pertains to the staff’s final (sub) comment regarding how the $29 million prepayment will be reflected in the proforma financial statements (to be included in the Form 8-K) and Form 10-Q for the period ended September 30, 2024, the Company noted the following:

•Pro Forma Financial Statements-The proforma balance sheet will reflect the transaction as if it was actually consummated on June 30, 2024. In arriving at the combined balance sheet, the prepayment will be eliminated through an adjustment to equity.  As such, the combined balance sheet of the two entities will not reflect the prepayment.

•Form 10-Q for the period ended September 30, 2024-In accordance with ASC 805-40, the Form 10-Q for the period ended September 30, 2024 will reflect the historical results of the consolidated acquired entities of Rivulet Media (i.e. as of July 1, 2024). Further, similar to the pro forma financial statements, the consolidated financial statements of the two entities will reflect the net assets of Rivulet Entertainment (at historical cost as of the date of merger consummation), which will not include the prepayment.

2.  We note your response to prior comment two indicating that activities of the subsidiaries acquired comprise "virtually all of the business, operations and financial results of Rivulet Media, Inc." and representing that there would be "no material difference" between the carve-out and consolidated financial statements.

However, we believe that a distinction will need to be apparent in the financial presentation as to legal structure and composition, to include identifying any parent subsidiary relationships among the entities acquired, providing a description of any assets acquired and liabilities assumed that were not held within any of the entities acquired, and clarifying that you did not acquire the ownership interests of former parent, i.e. Rivulet Media, Inc. Please also describe any changes to the relationships that comprise the legal structure among the entities acquired that were instituted in connection with the acquistion or subsequently.

Given that a reverse merger recapitalization would ordinarily entail recasting historical share activity of the accounting acquirer based on the ratio of equity interests exchanged, please clarify how you intend to report such activity for the carve-out or combined equity interests and describe your rationale.

Response: In response to the staff’s comment, the Company believes it is important to clarify that Rivulet Media, Inc. (“RMI”) was primarily comprised of a simple legal entity structure including a parent entity and multiple wholly owned subsidiaries. Further, for both tax and legal purposes, a new wholly owned subsidiary (or legal entity) would be established each time RMI engaged in the production of a new film. For example, when RMI began the production of The Nutcracker film it established a new wholly owned subsidiary (Nutcracker Productions, LLC) for the purpose of capturing all of the costs incurred related to the production of that film in a separate legal entity. As such, virtually all of the assets, liabilities and results of operations of RMI resided in its wholly owned subsidiaries (i.e. and not at the parent company) which were included as part of the merger transaction. With that being said, the Company fully understands the staff’s concern as it pertains to providing transparent disclosure. Thus, to address the staff’s concerns (outlined in comment two), the Company plans to provide the following information in its (to be filed) Form 8-K regarding the structure of RMI and what exactly was included as part of the merger transaction:

•RMI’s legal organization chart displaying all of its subsidiaries, its relationship with those subsidiaries and the relationship between the subsidiaries (i.e. if other than common control)

•Which of the subsidiaries were included as part of the merger transaction

•Whether any assets or liabilities acquired were not held within the entities acquired (which is not the case) and

•To clarify that the Company did not acquire any of the ownership interest in RMIs parent company.

In addition, the Company also noted that there were no changes “among the relationships that comprise the legal structure among the entities acquired that were instituted in connection with the acquisition or subsequently”. That is, the acquired entities simply transitioned from being wholly owned subsidiaries of RMI to wholly owned subsidiaries of Rivulet Entertainment, Inc. (“REI”)

Finally, as it pertains to the last component of the staff’s comment, the Company noted the following:

•Exchange Ratio- The Company plans to utilize, by way of analogy, the guidance in ASC 805-40-45-1 through 45-2 in determining the equity structure of the combined company. Specifically, as stated in ASC 805-40-45-1 an entity, upon providing consolidated postmerger financial statements must “retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the acquiree”. To that extent, the Company is fully aware that a traditional share exchange (as reflected in the Case A illustration outlined in ASC 805-410-55-8 through 55-17) did not occur because RMI’s parent company, which is the entity that technically has common shares issued and outstanding, was not included as part of the merger transaction. With that said, in attempting to retain the equity structure of REI, the Company plans to use an exchange ratio based on the number of shares issued by REI to effectuate the transaction divided by RMI’s common shares outstanding immediately prior to the merger (or an exchange ratio of approximately 0.5).

•Rationale-The Company fully acknowledges that the approach outlined above is typically applied in the scenario where a reverse merger occurs between two entities and all of the shares (of the entities involved in the transaction) are exchanged. However, it is important to note that the other alternative would be to establish an exchange ratio based on the number of shares issued by REI divided by the number of shares outstanding of the combined acquired entities. With that said, considering the combined acquired entities did not have any shares issued and outstanding prior to the merger, that approach would lead to an exchange ratio of zero. From a practical presentation perspective, this approach would result in the combined entity having no shares issued and outstanding immediately prior to the merger. To that extent, the Company does not believe that this presentation would appropriately comply with ASC 805-40-45, which requires that the equity structure of the combined Company reflect that of the legal acquirer (i.e. REI). Or, said differently, the Company does not believe that having the financial statements of the combined company reflect no shares issued and outstanding immediately prior to the merger would accurately depict the legacy equity structure of REI. As such, as discussed above, the Company plans to utilize an exchange ratio (to recast the historical equity structure of the combined company) based on the number of shares issued to effectuate the merger divided by the number of RMI common shares issued and outstanding immediately prior to the merger.

The company and its management understand that they are responsible for the accuracy and adequacy of these disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Walter G. Geldenhuys, President/CEO